               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           FORM 11-K


     [ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

           For the Fiscal Year Ended December 31, 1996

                               OR

    [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  Commission File Number 1-800


                       Title of the Plan -

               SPECIAL INVESTMENT AND SAVINGS PLAN
                      FOR WRIGLEY EMPLOYEES


        Name and Address of the Issuer of the Securities
                   Held Pursuant to the Plan -

                     WM. WRIGLEY JR. COMPANY
                     (Delaware Corporation)

                    410 North Michigan Avenue
                     Chicago, Illinois 60611

                          SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Special Investment and Savings Plan Committee, as Administrator of the Plan, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                    WM. WRIGLEY JR. COMPANY
                               SPECIAL INVESTMENT AND SAVINGS
                                            PLAN


                             By: /s/ WM. M. PIET
                                     Wm. M. Piet
                             Special Investment and Savings
                             Plan Committee Member and Vice
                             President-Corporate Affairs,
                             Secretary, and Assistant to the
                             President, Wm. Wrigley Jr. Company


Date:  June 30, 1997

                     Report of Independent Auditors

The Special Investment and Savings Plan Committee
Special Investment and Savings Plan
for Wrigley Employees

We have audited the accompanying statements of assets available for benefits of the Special Investment and Savings Plan for Wrigley Employees as of December 31, 1996 and 1995, and the related statements of changes in assets available for benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial
statement presentation.   We  believe that our audits provide
a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its assets available for benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statement. The Fund Information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ERNST & YOUNG LLP
Chicago, Illinois
April 18, 1997


                                           Special Investment and Savings Plan
                                                  for Wrigley Employees

                                       Statement of Assets Available for Benefits,
                                                  With Fund Information

                                                    December 31, 1996

                                                                               Fund Information
                                                          Putnam      Putnam                    Putnam
                                                          Stable     Growth &       Putnam      Global       Wrigley
                                                          Value       Income        Vista       Growth        Stock
                                              Total        Fund        Fund          Fund        Fund          Fund
Assets
Investments, at fair value:
Shares of registered investment companies:
Putnam Stable Value Fund                  $ 30,951,156 $30,951,156  $         -  $         -  $        -   $          -
Putnam Growth & Income Fund                 14,842,100           -   14,842,100            -           -              -
Putnam Vista Fund                           10,041,617           -            -   10,041,617           -              -
Putnam Global Growth Fund                    4,634,468           -            -            -   4,634,468              -
Wrigley Stock Fund:
Wm. Wrigley Jr. Company Common Stock
 (3,983,880 shares; cost - $59,715,085)    224,052,281           -            -            -           -    224,052,281
Wm. Wrigley Jr. Company Class B Common
 Stock (814,159 shares; cost - $1,945,562)  45,796,448           -            -            -           -     45,796,448
 Participants' loans                         6,165,036   1,388,755      256,533       94,354      88,670      4,336,724
Invested cash                                    2,320           -            -            -           -          2,320
                                          ------------ -----------  -----------  -----------  ----------   ------------
Total investments                          336,485,426  32,339,911   15,098,633   10,135,971   4,723,138    274,187,773

Receivables:
Employers' contributions                         8,196           -            -            -           -          8,196
Participants' contributions                     24,575       6,023        2,588        1,658       1,487         12,819
                                          ------------ -----------  -----------  -----------  ----------   ------------
Total receivables                               32,771       6,023        2,588        1,658       1,487         21,015
                                          ------------ -----------  -----------  -----------  ----------   ------------
Assets available for benefits             $336,518,197 $32,345,934  $15,101,221  $10,137,629  $4,724,625   $274,208,788
                                          ============ ===========  ===========  ===========  ==========   ============

Assets available for benefits:
Participants' contributions
  including  earnings                     $141,760,615 $32,345,934  $15,101,221  $10,137,629  $4,724,625   $ 79,451,206
Employer's contributions
  including earnings                       194,757,582           -            -            -           -    194,757,582
                                          ------------ -----------  -----------  -----------  ----------   ------------
Assets available for benefits             $336,518,197 $32,345,934  $15,101,221  $10,137,629  $4,724,625   $274,208,788
                                          ============ ===========  ===========  ===========  ==========   ============
See notes to financial statements.

                                                                                                         EIN 36-1988190
                                                                                                              Plan #004
                                           Special Investment and Savings Plan
                                                  for Wrigley Employees

                                       Statement of Assets Available for Benefits,
                                                  With Fund Information

                                                    December 31, 1995

                                                                               Fund Information
                                                         Putnam        Putnam                   Putnam
                                                         Stable       Growth &     Putnam       Global      Wrigley
                                                         Value         Income      Vista        Growth       Stock
                                             Total        Fund          Fund        Fund         Fund         Fund
Assets
Investments, at fair value:
Shares of registered investment companies:
Putnam Stable Value Fund                  $ 31,226,750 $31,226,750  $         -  $        -   $        -   $          -
Putnam Growth & Income Fund                 10,100,009           -   10,100,009           -            -              -
Putnam Vista Fund                            7,158,609           -            -   7,158,609            -              -
Putnam Global Growth Fund                    3,479,957           -            -           -    3,479,957              -
Wrigley Stock Fund:
Wm. Wrigley Jr. Company Common Stock
 (4,134,512 shares; cost - $48,739,412)    217,062,194           -            -           -            -    217,062,194
 Wm. Wrigley Jr. Company Class B Common
 Stock (875,817 shares; cost - $2,092,903)  45,980,393           -            -           -            -     45,980,393
Participants' loans                          5,617,711   1,205,942      232,378      98,705       86,619      3,994,067
Invested cash                                    1,610           -            -           -            -          1,610
                                          ------------ -----------  -----------  ----------   ----------   ------------
Total investments                          320,627,233  32,432,692   10,332,387   7,257,314    3,566,576    267,038,264
                                          ------------ -----------  -----------  ----------   ----------   ------------
Assets available for benefits             $320,627,233 $32,432,692  $10,332,387  $7,257,314   $3,566,576   $267,038,264
                                          ============ ===========  ===========  ==========   ==========   ============
Assets available for benefits:
Participants' contributions
 including  earnings                      $128,599,235 $32,432,692  $10,332,387  $7,257,314   $3,566,576   $ 75,010,266
Employer's contributions
 including earnings                        192,027,998           -            -           -            -    192,027,998
                                          ------------ -----------  -----------  ----------   ----------   ------------
Assets available for benefits             $320,627,233 $32,432,692  $10,332,387  $7,257,314   $3,566,576   $267,038,264
                                          ============ ===========  ===========  ==========   ==========   ============
See notes to financial statements.

                                                                                                        EIN 36-1988190
                                                                                                             Plan #004
                                           Special Investment and Savings Plan
                                                  for Wrigley Employees

                                 Statement of Changes in Assets Available for Benefits,
                                                  With Fund Information

                                              Year ended December 31, 1996

                                                                               Fund Information
                                                            Putnam      Putnam                  Putnam
                                                            Stable     Growth &     Putnam      Global       Wrigley
                                                            Value       Income      Vista       Growth        Stock
                                               Total        Fund        Fund        Fund        Fund          Fund
Additions
Investment income:
Dividends:
Putnam mutual funds                      $  4,071,384 $ 1,901,732  $ 1,249,310  $  596,318   $  324,026   $          -
Wm. Wrigley Jr. Company Common Stock        4,092,482           -            -           -            -      4,092,482
Wm. Wrigley Jr. Company Class B
 Common Stock                                 855,025           -            -           -            -        855,025
                                         ------------ -----------  -----------  ----------   ----------   ------------
                                            9,018,891   1,901,732    1,249,310     596,318      324,026      4,947,507
Interest:
Invested cash                                  12,116       2,804            -           -            -          9,312
Participants' loans                           364,694      42,286       15,991      10,370       11,642        284,405
                                         ------------ -----------  -----------  ----------   ----------   ------------
                                              376,810      45,090       15,991      10,370       11,642        293,717
                                         ------------ -----------  -----------  ----------   ----------   ------------
Total investment income                     9,395,701   1,946,822    1,265,301     606,688      335,668      5,241,224

Net realized and unrealized
 appreciation in fair value
 of investments                            21,697,969           -    1,272,237   1,048,018    294,605       19,083,107

Contributions:
Participants                                9,018,517   2,028,171      981,474     689,991      566,218      4,752,663
Employer                                    3,265,805           -            -           -            -      3,265,805
                                         ------------ -----------  -----------  ----------   ----------   ------------
Total contributions                        12,284,322   2,028,171      981,474     689,991      566,218      8,018,468

Deductions
Distributions to participants             (27,448,556)(11,092,573)  (1,232,382)   (545,994)    (398,368)   (14,179,239)
Forfeitures, allocable to future
 employer contributions                       (38,473)          -            -           -            -        (38,473)
Transfers of investment direction, net              -   7,030,822    2,482,202   1,081,613      359,926    (10,954,563)
                                         ------------ -----------  -----------  ----------   ----------   ------------
Increase (decrease) in net
 assets available for benefits             15,890,963   (86,758)     4,768,832   2,880,316    1,158,049      7,170,524

Net assets available for
 benefits at beginning of year            320,627,234  32,432,692   10,332,389   7,257,313    3,566,576    267,038,264
                                         ------------ -----------  -----------  ----------   ----------   ------------
Net assets available for
 benefits at end of year                 $336,518,197 $32,345,934  $15,101,221 $10,137,629   $4,724,625   $274,208,788
                                         ============ ===========  =========== ===========   ==========   ============

See notes to financial statements.


                                                                                                                EIN 36-1988190
                                                                                                                     Plan #004
                                           Special Investment and Savings Plan
                                                  for Wrigley Employees

                                 Statement of Changes in Assets Available for Benefits,
                                                  With Fund Information

                                              Year ended December 31, 1995

                                                                            Fund Information
                                                        Putnam       Putnam                  Putnam
                                                        Stable      Growth &     Putnam      Global      Wrigley
                                                        Value        Income      Vista       Growth       Stock
                                          Total          Fund         Fund        Fund        Fund         Fund

Additions
Investment income:
Dividends:
Putnam mutual funds                      $  3,131,822 $ 1,724,192  $   624,622  $  593,832   $  189,176  $          -
Wm. Wrigley Jr. Company Common Stock        4,035,926           -            -           -            -     4,035,926
Wm. Wrigley Jr. Company Class B
 Common Stock                                 883,882           -            -           -            -       883,882
                                         ------------ -----------  -----------  ----------   ----------  ------------
                                            8,051,630   1,724,192      624,622     593,832      189,176     4,919,808
Interest:
Invested cash                                  16,825         328            -           -            -        16,497
Participants' loans                           309,655      34,376       13,595       8,191        9,979       243,514
                                              326,480      34,704       13,595       8,191        9,979       260,011
                                         ------------ -----------  -----------  ----------   ----------  ------------
Total investment income                     8,378,110   1,758,896      638,217     602,023      199,155     5,179,819

Net realized and unrealized
 appreciation in fair value
 of investments                            17,560,277           -    1,741,391     937,188      246,166    14,635,532

Contributions:
Participants                                9,179,306   2,230,451      912,262     592,868      546,611     4,897,114
Employer                                    3,288,564           -            -           -            -     3,288,564
                                         ------------ -----------  -----------  ----------   ----------  ------------
Total contributions                        12,467,870   2,230,451      912,262     592,868      546,611     8,185,678

Deductions
Distributions to participants             (24,449,708) (5,317,673)  (496,261)    (233,203)     (546,532)  (17,856,039)
Forfeitures, allocable to future
 employer contributions                       (13,039)          -            -           -            -       (13,039)
Transfers of investment direction, net              -   6,932,077    1,305,058   1,830,885      288,461   (10,356,481)
                                         ------------ -----------  -----------  ----------   ----------  ------------
Increase (decrease) in net assets
 available for benefits                    13,943,510   5,603,751    4,100,667   3,729,761      733,861      (224,530)

Net assets available for benefits
 at beginning of year                     306,683,723  26,828,941   6,231,720    3,527,553    2,832,715   267,262,794
                                         ------------ -----------  -----------  ----------   ----------  ------------
Net assets available for benefits
 at end of year                          $320,627,233 $32,432,692  $10,332,387  $7,257,314   $3,566,576  $267,038,264
                                         ============ ===========  =========== ===========   ==========  ============

See notes to financial statements.


                                                                                                       EIN 36-1988190
                                                                                                            Plan #004
                                           Special Investment and Savings Plan
                                                  for Wrigley Employees

                                 Statement of Changes in Assets Available for Benefits,
                                                  With Fund Information

                                              Year ended December 31, 1994

                                                                             Fund Information
                                                          Putnam      Putnam                   Putnam
                                                          Stable     Growth &     Putnam       Global      Wrigley
                                                          Value       Income      Vista        Growth       Stock
                                              Total        Fund        Fund        Fund         Fund         Fund
Additions
Investment income:
Dividends:
Putnam mutual funds                      $  1,700,762 $ 1,220,654  $   365,409  $   25,615   $   89,084 $           -
Wm. Wrigley Jr. Company Common Stock        3,858,123           -            -           -            -     3,858,123
Wm. Wrigley Jr. Company Class B
 Common Stock                                 892,789           -            -           -            -       892,789
                                         ------------ -----------  -----------  ----------   ----------  ------------
                                            6,451,674   1,220,654      365,409      25,615       89,084     4,750,912
Interest:
Invested cash                                 160,588      57,659       13,268       6,258        5,302        78,101
Participants' loans                           254,269      32,126       12,327       8,079        7,576       194,161
                                         ------------ -----------  -----------  ----------   ----------  ------------
                                              414,857      89,785       25,595      14,337       12,878       272,262
                                         ------------ -----------  -----------  ----------   ----------  ------------
Total investment income                     6,866,531   1,310,439      391,004      39,952      101,962     5,023,174

Net realized and unrealized
 appreciation (depreciation)
 in fair value of investments              27,232,054           -     (499,133)   187,371)     (182,069)   28,100,627
Contributions:
Participants                                9,594,851   2,452,008      906,964     562,117      587,720     5,086,042
Employer                                    3,492,717           -            -           -            -     3,492,717
                                         ------------ -----------  -----------  ----------   ----------  ------------
Total contributions                        13,087,568   2,452,008      906,964     562,117      587,720     8,578,759

Deductions
Distributions to participants             (20,283,370) (4,695,325)    (341,593)   (219,749)    (170,866)  (14,855,837)
Forfeitures, allocable to future
 employer contributions                       (47,833)          -            -           -            -       (47,833)
Transfers of investment direction, net              -   1,172,662      189,296     458,621       63,752    (1,884,331)
                                         ------------ -----------  -----------  ----------   ----------  ------------
Increase in net assets available
 for benefits                              26,854,950     239,784      646,538     653,570      400,499    24,914,559
Net assets available for benefits
 at beginning of year:
Included in current funds                 234,787,988           -            -           -            -   234,787,988
Transferred from prior funds               45,040,785  26,589,157    5,585,182   2,873,983    2,432,216     7,560,247
                                         ------------ -----------  -----------  ----------   ----------  ------------
Net assets available for benefits
 at beginning of year                     279,828,773  26,589,157    5,585,182   2,873,983    2,432,216   242,348,235
                                         ------------ -----------  -----------  ----------   ----------  ------------
Net assets available for benefits
 at end of year                          $306,683,723 $26,828,941   $6,231,720  $3,527,553   $2,832,715  $267,262,794
                                         ============ ===========  =========== ===========   ==========  ============
See notes to financial statements.


                   Special Investment and Savings Plan
                          for Wrigley Employees

                      Notes to Financial Statements

              Year ended December 31, 1996, 1995, and 1994


1.  Description of the Plan

The following is a brief description of the Special Investment and Savings Plan for Wrigley Employees (the Plan) in effect at December 31, 1996, and is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

Participation and Contributions

The Plan was established, effective January 1, 1975, for the employees of Wm. Wrigley Jr. Company and such United States subsidiaries and affiliates of Wm. Wrigley Jr. Company that adopt the Plan (collectively referred to as the Company or Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are generally eligible to participate in the Plan after one year of service. After-tax and/or 401(k) accounts and Company matching accounts are maintained for each participant. Certain participants also have, as a part of the Plan, fully vested, payroll-based employee stock ownership (PAYSOP) accounts. However, effective January 1, 1994, the PAYSOP accounts have been discontinued and merged with the Company matching account. A participant's account balances are valued daily for participant and Employer contributions, investment income, and net appreciation (depreciation) in fair value of investments.

The Plan allows eligible employees to make contributions, usually in the form of payroll deductions, generally up to 15% of base salary, subject to an annual limit as required by the Internal Revenue Service. Subject to certain limitations, the Employer is required to make matching contributions at 60% of most participants' contributions up to 6% of base salary. All Employer contributions are invested in the Wrigley Stock Fund.

Participant and Employer contributions for the three years in the period ended December 31, 1996, were as follows:


                                   1996                  1995                    1994
                            Employer Participants  Employer Participants  Employer Participants

Wm. Wrigley Jr. Company     $2,730,234 $7,618,757  $2,729,004 $7,715,307  $2,914,588 $8,119,087
L. A. Dreyfus Company          236,291    625,653     239,145    629,980     261,893    685,557
Amurol Products Company        273,611    703,678     294,246    766,525     292,027    731,936
Northwestern
 Flavors, Inc.                  25,669     70,429      26,169     67,494      24,209     58,271
                            ---------- ----------  ---------- ----------  ---------- ----------
                            $3,265,805 $9,018,517  $3,288,564 $9,179,306  $3,492,717 $9,594,851
                            ========== ==========  ========== ==========  ========== ==========

The Putnam Fiduciary Trust Company, as Trustee under the Special Investment and Savings Plan Trust for Wrigley Employees (Trust), dated January 12, 1977, and amended and restated as of January 1, 1994, directs the purchases and sales of investments for all funds, within the limits prescribed in the Plan. Contributions and earnings awaiting investment under the specified investment programs are temporarily placed in the Trust's collective short-term investment fund at Putnam Fiduciary Trust Company.

Loans

The Plan contains provisions that allow loans to participants, subject to certain restrictions. The maximum aggregate amount that will be loaned to any participant will generally
be the lesser of $50,000 or 50% of   the   vested   portion  of
the  participant's  Employer   matching contribution  account
plus the value of the participant's tax-deferred and regular deposit accounts. These loans, which have a maximum term of five years (ten years if used to acquire a participant's principal residence), are to be repaid through payroll withholdings. Loans shall bear a reasonable rate of interest, established annually by the Committee, generally equal to, for any Plan year, the prime interest rate minus 1%.

Investment Options and Transfers

Upon   enrollment  in  the  Plan,  a  participant  may  direct
employee contributions in 5% increments in any of five investment options.

     Putnam  Stable  Value Fund - Funds are invested  in
     shares  of  a   registered  investment  company that
     seeks low-risk  fixed  income   investments  in  annuity
     contracts, certificates of  deposit,  and   U.S. Treasury
     and government agency obligations.

     Putnam Growth and Income Fund - Funds are invested in
     shares of  a   registered  investment  company  that
     seeks    capital  growth  and  current  income  through
     investments in common  stocks,  corporate   bonds, and
     U.S. government securities.

     Putnam  Vista Fund - Funds are invested in shares of a
     registered   investment   company  that  seeks  capital
     appreciation   through   investments in growth and value
     common stocks.

     Putnam  Global  Growth Fund - Funds are invested in
     shares  of  a   registered  investment  company that
     seeks  capital  appreciation   through investments in a
     globally diversified portfolio of  common   stocks.

     Wrigley Stock Fund - Funds are invested in Wm. Wrigley
     Jr. Company common stock.

Participants may change their investment direction once per calendar quarter, on any day, in 5% increments. In addition, participants may elect to transfer their account balance in any investment fund or funds once per calendar quarter, on any day, in 1% increments to any other investment fund or funds. After reaching age 54, participants may make a one-time election to diversify their Company contribution account into any other investment fund or funds. Changes in investment direction or transfers can be made by calling Putnam directly or by written authorization.

Vesting

A   participant's  portion  of  the  Employer  matching
contributions, including investment income and realized and unrealized gains and losses on investments, is fully vested after four years of participation in the Plan (at the rate of 25% for each year). A participant also becomes fully vested after one of the following events; death or termination of employment if the participant: (i) retires after reaching age 55, with at least five years of service; (ii) is permanently disabled; or (iii) enters the Armed Forces of the United States. Participants are always fully vested in their tax-deferred and regular deposit accounts.

Withdrawals

Active participants may make a withdrawal from the Plan once during a calendar quarter on any day. Participants may withdraw the amount in their regular deposit account and, under certain circumstances, the vested portion of their Employer matching contribution account and tax-deferred account. Once a participant makes a withdrawal, contributions will not be matched for a three-month period.

Distributions to Participants

Active  participation in the Plan terminates upon death,
retirement,  or other  termination  of  employment with the
Company.   Participants  may generally receive distributions of
their vested interest in the Plan in a lump-sum distribution, an annuity, or a combination thereof.

Charges and Deductions

When a distribution of a participant's interest in the Plan results in forfeiture of the nonvested portion of the participant's account, the amount so forfeited reduces the amount of the Employer's matching contribution required to be made on behalf of other participants on subsequent employer deposits.

It is the intent of the Company to continue to pay the administrative expenses of the Plan, but if the Company fails to make the payments or so directs the Trustee, there may be a charge against the Trust for these expenses.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Internal Revenue Code (IRC) and ERISA. In the event the Plan is terminated, participants will automatically become fully vested and the net assets of the Plan would be allocated among the participants in an amount equal to the balances in their individual accounts at the date of termination.

2.  Significant Accounting Policies

Investment Valuation

The  Plan's  investments  are  stated at  fair  value.   The
shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Wm. Wrigley Jr. Company Common Stock is valued at its quoted market price on the New York Stock Exchange. There is no established public trading market for the Wm. Wrigley Jr. Company Class B Common Stock. However, because the Class B Common Stock is at all times convertible into Common Stock on a share-for-share basis, the market value of such shares is considered to be equivalent
to that of the Company's  Common Stock.    Participant  notes
receivable  are  valued  at   cost   which approximates fair
value.

Contributions

Contributions from participants are recognized when withheld by the Company through payroll deductions.

Matching contributions from the Employer are recognized concurrently with the recognition of participants' contributions.

Security Transactions

Purchases and sales of securities are accounted for on the trade date. Gains and losses on sales or withdrawals of securities are based on the average cost of the securities.

Income Recognition

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.


Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes.
Actual results could  differ  from those estimates.

3.  Investments

The   components   of   net   realized   and   unrealized
appreciation (depreciation) in fair value of investments (including investments bought, sold, and held) for the three years in the period ended December 31, 1996, are as follows:

                              Putnam   Putnam             Putnam
                             Stable  Growth &   Putnam      Global     Wrigley
                              Value   Income    Vista       Growth      Stock
                              Fund     Fund      Fund        Fund       Fund
1996:
Proceeds from sale of
 investments or withdrawals  $    -  $2,038,782 $1,445,252   $687,998  $30,374,952
 of stock
Cost of securities                -   1,800,742  1,264,007    653,624   11,386,582
                             ------  ---------- ----------   --------  -----------
Realized gain                     -     238,040    181,245     34,374   18,988,370

Change in unrealized
 appreciation on investments      -   1,034,196    866,772    260,231       94,737
                             ------  ---------- ----------   --------  -----------
Net realized and unrealized
 appreciation in fair value  $    -  $1,272,236 $1,048,017   $294,605  $19,083,107
                             ======  ========== ==========   ========  ===========

1995:
Proceeds from sale of
 investments or withdrawals  $    -  $1,772,554   $408,538   $916,540  $31,742,550
 of stock
Cost of securities                -   1,659,646    370,732    909,754   11,367,080
                             ------  ---------- ----------   --------  -----------
Realized gain                     -     112,908     37,806      6,786   20,375,470

Change in unrealized
 appreciation (depreciation)      -   1,628,483    899,382    239,380   (5,739,938)
 on investments
                             ------  ---------- ----------   --------  -----------
Net realized and unrealized
 appreciation in fair value  $    -  $1,741,391  $ 937,188   $246,166  $14,635,532
                             ======  ========== ==========   ========  ===========

1994:
Proceeds from sale of
 investments or withdrawals  $    -    $761,505   $453,691   $326,894  $18,010,751
 of stock
Cost of securities                -     793,680    471,606    334,716    2,454,084
                             ------  ---------- ----------   --------  -----------
Realized gain (loss)              -     (32,175)   (17,915)    (7,822)  15,556,667

Change in unrealized
 appreciation (depreciation)
 on investments                   -    (466,958)  (169,456)  (174,247)  12,543,960
                             ------  ---------- ----------   --------  -----------
Net realized and unrealized
 appreciation (depreciation)
 in fair value               $    -   $(499,133) $(187,371) $(182,069) $28,100,627
                             ======  ========== ==========   ========  ===========


Unrealized appreciation on investments held at December 31,
1996,  1995, and   1994,   totaled  $212,314,880,
$214,175,871,  and   $219,752,739, respectively.   The  per
share market value of Wm. Wrigley  Jr.  Company Common Stock at
December 31, 1996 and 1995, is as follows:

                                                     1996        1995
Wm. Wrigley Jr. Company Common Stock             $56.250      $52.500



4.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                         December 31
                                                     1996          1995
Assets available for benefits per the financial
 statements                                       $336,518,197  $320,627,233
Amounts allocated to withdrawing participants      (19,605,411)  (14,270,024)
                                                  ------------  ------------
Assets available for benefits per the Form 5500   $316,912,786  $306,357,209
                                                  ============  ============

Amounts allocated to withdrawing participants by fund option are as follows:

                                                       December 31
                                                    1996          1995
Putnam Stable Value Fund                        $ 2,890,144   $ 3,078,443
Putnam Growth & Income Fund                       1,612,846     1,006,416
Putnam Vista Fund                                 1,494,268     1,062,961
Putnam Global Growth Fund                           276,503       157,991
Wm. Wrigley Jr. Company Common Stock             13,331,650     8,964,213
                                                -----------   -----------
                                                $19,605,411   $14,270,024
                                                ===========   ===========

4.  Reconciliation of Financial Statements to Form 5500
    (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                         Years ended December 31
                                             1996        1995
Benefits paid to participants per the
 financial statements                    $27,448,556  $24,449,708
Add:  Amounts allocated to withdrawing
 participants at December 31, 1996        19,605,411   14,270,024
Less:  Amounts allocated to withdrawing
 participants at December 31, 1995       (14,270,024)  (6,851,354)
Benefits paid to participants per the    -----------  -----------
Form 5500                                $32,783,943  $31,868,378
                                         ===========  ===========


5.  Federal Income Tax Status

The Internal Revenue Service ruled July 18, 1995, that the Plan qualified under section 401(a) of the (IRC) and, therefore, the related trust is not subject to tax under
present  income  tax  law.   Once qualified, the Plan is
required to operate in conformity with the IRC to maintain its qualification. The Special Investment and Savings Plan Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Employer contributions under the Plan and earnings of the Trust are not taxable to the participant until the year in which
such  amounts  are distributed.   Generally,  whenever a
participant receives any amount other than an amount attributable to his regular deposit account contributions, such amount is taxable as ordinary income in the year of
distribution.   When  a  participant receives a  lump-sum
distribution, certain beneficial rules may apply to reduce or eliminate the tax on such distribution. These benefits include special averaging techniques and rollovers to another qualified employee retirement plan or to an individual retirement account or annuity.

The  unrealized  appreciation on Wm. Wrigley Jr.  Company
Common  Stock distributed   in   a   lump-sum  distribution  or
attributable   to   a participant's  regular  deposit  account
contributions  in  any   other distribution will not be subject
to federal income tax at  the  time  of distribution  but
will,  to  the  extent  realized,  be  taxable   upon
disposition of such shares.

                     Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8, File No. 33-15061) pertaining to the Special Investment and Savings Plan for Wrigley Employees of Wm. Wrigley Jr. Company and in the related Prospectus of our report dated April 18, 1997, with respect to the financial statements of the Special Investment and Savings Plan for Wrigley Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1996.


ERNST & YOUNG LLP
Chicago, Illinois
June 30, 1997